Filed Pursuant to Rule 433

Registration Statement No. 333-135545

Issuer Free Writing Prospectus dated May 29, 2008 to

Preliminary Prospectus Supplements dated May 27, 2008

JetBlue Airways Corporation

$87,500,000 Aggregate Principal Amount of

5.50% Convertible Debentures due 2038,

$87,500,000 Aggregate Principal Amount of

5.50% Convertible Debentures due 2038,

and

44,864,059 Shares of Common Stock

Issued Pursuant to a Share Lending Agreement

This term sheet relates only to the convertible debentures and common stock described below (together, the “securities”) and should be read together with the Preliminary Prospectus Supplement dated May 27, 2008 (including the documents incorporated by reference therein) relating to the convertible debentures offering or the Preliminary Prospectus Supplement dated May 27, 2008 (including the documents incorporated by reference therein) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the preliminary prospectus supplements relating to the securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	JetBlue Airways Corporation
Ticker/Exchange:	JBLU / Nasdaq Global Select Market
Last sale price of common stock on May 29, 2008:	$4.15

Debenture Offering

Securities offered:

$175,000,000 aggregate principal amount of debentures, consisting of:

•         $87,500,000 aggregate principal amount of 5.50% Convertible Debentures due 2038, or the series A debentures, and

•         $87,500,000 aggregate principal amount of 5.50% Convertible Debentures due 2038, or the series B debentures

Over-allotment option:	$13,125,000 additional aggregate principal amount of the series A debentures and $13,125,000 additional aggregate principal amount of the series B debentures
Maturity date:	October 15, 2038

Annual interest rate:	5.50% per year (in the case of the series A debentures), accruing from the settlement date 5.50% per year (in the case of the series B debentures), accruing from the settlement date
Interest escrow:

The Issuer will deposit into an escrow account for each series of debentures cash equal to the sum of the first six scheduled interest payments for that series of debentures. This will be approximately $13.8 million (plus an additional amount of approximately $2.1 million if the underwriters’ over-allotment option is exercised in full) in the case of the escrow account for the series A debentures and approximately $13.8 million (plus an additional amount of approximately $2.1 million if the underwriters’ over-allotment option is exercised in full) in the case of the escrow account for the series B debentures.

The Issuer will invest the funds in each escrow account in money market securities issued by permitted money market funds and will use the assets in the escrow account for each series of debentures to disburse funds to make each of the first six scheduled interest payments on the debentures of that series. The debentures will not otherwise be secured.

Interest payment dates:	April 15 and October 15 of each year, beginning October 15, 2008
Conversion:	Holders may convert debentures of either series at any time prior to the close of business on the business day immediately preceding their final maturity date.
Conversion rate:

220.6288 shares per $1,000 principal amount of debentures, representing a conversion price of approximately $4.53 per share, subject to adjustment, for the series A debentures

225.2252 shares per $1,000 principal amount of debentures, representing a conversion price of approximately $4.44 per share, subject to adjustment, for the series B debentures

Conversion premium over common stock offering price:	22.50% for the series A debentures and 20.00% for the series B debentures

Early Conversion Make-Whole Amount:

Holders who convert their debentures prior to April 15, 2011 will receive, in addition to a number of shares of common stock calculated at the applicable conversion rate, a cash payment from the escrow account for debentures of the series converted in an amount equal to the sum of all remaining interest payments that would have been due on or before April 15, 2011 in respect of the converted debentures (excluding any interest payment for which the record date has passed at the time of such conversion, which will instead be made to the relevant record holder).

Record dates:	April 1 and October 1 of each year
Price to public:	100%
Underwriting discounts and commissions:	2.25% per series A debentures 2.25% per series B debentures
CUSIP:	Series A debentures: 477143 AD3 Series B debentures: 477143 AE1
ISIN:	Series A debentures: US477143AD37 Series B debentures: US477143AE10
Redemption:

At any time on or after October 15, 2013 (in the case of the series A debentures) and October 15, 2015 (in the case of the series B debentures), the Issuer may redeem any debentures for cash by giving holders at least 30 days’ notice. The Issuer may redeem the debentures either in whole or in part at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date (unless such redemption date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date).

Repurchase at the option of the holder:

Holders may require the Issuer to repurchase all or part of their debentures for cash on October 15, 2013, 2018, 2023, 2028 and 2033 (in the case of the series A debentures) and on October 15, 2015, 2020, 2025, 2030 and 2035 (in the case of the series B debentures) at a repurchase price equal to 100% of their principal amount. The Issuer will pay accrued and unpaid interest up to, but excluding, the repurchase date to the holder from whom debentures are repurchased (unless such repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date).

Repurchase at the option of the holder upon a designated event:

If a designated event (meaning any “fundamental change” or “termination of trading”, each as defined in the preliminary prospectus supplement for the debentures) occurs prior to maturity of the debentures, holders may require the Issuer to repurchase all or a portion of their debentures for cash at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date (unless such repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date).

Adjustment to conversion rate upon a make-whole fundamental change:

Holders who convert their debentures in connection with a fundamental change that occurs prior to October 15, 2013 (in the case of the series A debentures) or October 15, 2015 (in the case of the series B debentures) will be entitled to additional shares of common stock as described in the tables below.

Series A Debenture Make-Whole Table

The following table sets forth the number of additional shares to be received upon conversion in connection with a make-whole fundamental change per $1,000 principal amount of series A debentures:

	Stock Price
Effective Date	$3.70	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00
May 29, 2008	49.64	45.92	40.82	36.73	30.61	26.24	22.68	19.38	16.86	12.65	10.13	7.47	5.98	4.98	4.27
October 15, 2008	49.64	45.92	40.82	36.73	30.61	25.64	21.30	18.09	15.63	11.54	9.10	6.54	5.23	4.36	3.74
October 15, 2009	49.64	45.92	40.82	36.73	27.83	22.01	17.95	14.99	12.75	9.02	6.78	4.34	3.22	2.67	2.29
October 15, 2010	49.64	45.92	39.82	33.18	24.22	18.61	14.84	12.17	10.20	7.01	5.12	3.02	1.91	1.26	0.88
October 15, 2011	49.64	45.92	37.09	29.84	20.52	15.06	11.61	9.30	7.66	5.16	3.74	2.20	1.38	0.88	0.56
October 15, 2012	49.64	43.79	31.62	23.46	13.99	9.24	6.65	5.13	4.16	2.81	2.09	1.27	0.81	0.52	0.32
October 15, 2013	49.64	29.37	1.59	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective date may not be set forth on the table, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $35.00 per share, subject to adjustment, the Issuer will not increase the conversion rate for series A debentures by any additional shares.
•	If the stock price is less than $3.70 per share, subject to adjustment, the Issuer will not increase the conversion rate for series A debentures by any additional shares.

Series B Debenture Make-Whole Table

The following table sets forth the number of additional shares to be received upon conversion in connection with a make-whole fundamental change per $1,000 principal amount of series B debentures:

	Stock Price
Effective Date	$3.70	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00
May 29, 2008	45.05	41.67	37.04	33.33	27.78	23.81	20.83	18.52	16.67	13.03	10.35	7.47	5.98	4.98	4.27
October 15, 2008	45.05	41.67	37.04	33.33	27.78	23.81	20.83	18.52	16.38	12.08	9.45	6.59	5.23	4.36	3.74
October 15, 2009	45.05	41.67	37.04	33.33	27.78	23.55	19.50	16.46	14.11	10.09	7.58	4.76	3.37	2.67	2.29
October 15, 2010	45.05	41.67	37.04	33.33	26.77	21.33	17.47	14.62	12.43	8.72	6.42	3.80	2.39	1.56	1.05
October 15, 2011	45.05	41.67	37.04	33.33	25.31	19.86	16.09	13.34	11.26	7.80	5.70	3.33	2.07	1.31	0.84
October 15, 2012	45.05	41.67	37.04	32.19	23.46	17.99	14.33	11.73	9.81	6.71	4.88	2.84	1.76	1.11	0.71
October 15, 2013	45.05	41.67	36.29	29.19	20.09	14.76	11.40	9.14	7.54	5.08	3.68	2.16	1.34	0.85	0.53
October 15, 2014	45.05	41.67	30.46	22.58	13.49	8.95	6.48	5.02	4.08	2.77	2.06	1.25	0.79	0.50	0.31
October 15, 2015	45.05	24.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective date may not be set forth on the table, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $35.00 per share, subject to adjustment, the Issuer will not increase the conversion rate for series B debentures by any additional shares.
•	If the stock price is less than $3.70 per share, subject to adjustment, the Issuer will not increase the conversion rate for series B debentures by any additional shares.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of the series A debentures as a result of the issuance of additional shares pursuant to this section exceed 270.2703 per $1,000 principal amount of debentures and in no event will the total number of shares issuable upon conversion of the series B debentures as a result of the issuance of additional shares pursuant to this section exceed 270.2703 per $1,000 principal amount of debentures, in each case subject to adjustment in the same manner as the conversion rate.

Common Stock Offering

Securities offered:	44,864,059 shares of common stock, par value $0.01 per share (the “common stock”)
Share lending agreement:

The offered shares will be lent by the Issuer to the share borrower, Morgan Stanley Capital Services, Inc., pursuant to a share lending agreement between the Issuer and the share borrower, acting through its agent. While the borrowed shares will be considered issued and outstanding for corporate law purposes, the Issuer believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the borrowed shares are required to be returned to the Issuer. The Issuer will not receive any proceeds of the offering of common stock, but will receive a nominal lending fee for each share it loans.

Price to public:	$3.70
Shares outstanding at March 31, 2008:	224,308,781 shares of common stock[1]
______________

1         Excludes the following at March 31, 2008:

•

49,530,837 shares of common stock reserved for issuance under the Issuer’s amended and restated 2002 Stock Option Plan, of which 29,152,415 shares were subject to outstanding options at a weighted average exercise price of $12.31 per share, and 1,546,025 shares were subject to outstanding restricted stock units as of March 31, 2008; and

•	25,524,648 shares of common stock reserved for issuance under the Issuer’s crewmembers (employees) stock purchase plan as of March 31, 2008.

Other Offering Information

Trade date:	May 29, 2008
Settlement date:	June 4, 2008
Representatives of the underwriters for the debenture offering:	Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated
Underwriter of the common stock offering:	Morgan Stanley & Co. Incorporated

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERINGS TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE RELATED PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THESE OFFERINGS. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS RELATING TO EITHER THE DEBENTURE OFFERING OR THE COMMON STOCK OFFERING BY CONTACTING MORGAN STANLEY & CO. INCORPORATED (MORGAN STANLEY & CO. INCORPORATED, ATTN: PROSPECTUS DEPT., 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014, E-MAIL: PROSPECTUS@MORGANSTANLEY.COM, TELEPHONE: (866) 718-1649). ALTERNATIVELY, YOU MAY OBTAIN DOCUMENTS RELATING TO THE DEBENTURE OFFERING BY CONTACTING MERRILL LYNCH & CO. (MERRILL LYNCH & CO., 4 WORLD FINANCIAL CENTER, NEW YORK, NY 10080, TELEPHONE: 1-866-500-5408).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.